FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following announcement amends and replaces the announcement made on behalf of J W J Hughes-Hallett on 9 April 2009. The administrators of Esmee Fairbairn Foundation advised of an acquisition of a non-beneficial interest in 92,436 HSBC Holdings plc ordinary shares when the transaction was in fact a disposal of nil paid rights to acquire ordinary shares.

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

i) Esmee Fairbairn Foundation of which J W J Hughes-Hallett, a person discharging managerial responsibility, is a Trustee, ii) Dulwich Picture Gallery, of which J W J Hughes-Hallett is a Trustee and iii) Swire Educational Trust of which J W J Hughes-Hallett is a Trustee.

3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

 i)  Sale of non-beneficial interest in nil paid rights

ii) Acquisition of non-beneficial interest in shares following acceptance of rights in accordance with the terms of the Rights Issue announced on 2 March 2009.

iii) Lapse of nil paid rights which, under the terms of the Rights Issue announced on 2 March 2009, were aggregated with rights not taken up by other shareholders, issued as New Ordinary Shares and sold by the Joint Global Co-ordinators for £4.48 per share. The premium obtained over the issue price of £2.54 per share less any expenses of the sale are payable to those shareholders who did not take up their rights.

 5	Number of shares, derivatives or any other financial instruments relating to shares acquired
	ii) 11,501
 6	Number of shares, derivatives or any other financial instruments relating to shares disposed
	i) 92,436 and iii) 11,937 (nil paid rights)
 7	Price per share or value of transaction
	i) £1.3112 per nil paid right ii) £2.54 iii) £1.93098 per lapsed nil paid right
 8	Date and place of transactions
	i) - 25 March 2009 ii) and iii) - 6 April 2009, London
 9	Date issuer informed of transactions
	6 April 2009
 10	Total holding following notification
	280,014
11	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
12	Date of notification
21 May 2009

Consequently each announcement of a change in the non-beneficial interest of J W J Hughes-Hallett as a Trustee of the Esmee Fairbairn Foundation, Dulwich Picture Gallery and Swire Educational Trust, made after 9 April 2009 has an amended 'total holding following notification' as set out below.

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

(1) Name of the issuer

HSBC Holdings plc

(2)   Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

Esmee Fairbairn Foundation, Dulwich Picture Gallery and Swire Educational Trust of which J W J Hughes-Hallett, a person discharging managerial responsibility, is a Trustee.

(3)   Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares

US$0.50 ordinary shares

(4) Details of the Announcements that are to be amended and the revised figures

Date of announcement	RNS Number	The ‘Total holding following notification’ disclosed	Amended ‘Total holding following notification’	Nature of the Transaction and the number of shares acquired and /or disposed
27/04/09	2133R	372,450	280,014	Acquisition of non-beneficial interest as trustee – 11,501
27/04/09	2140R	382,038	289,602	Acquisition of non-beneficial interest as trustee – 9,588

(5)   Total holding as at 27 April 2009

289,602

(6)   Name of duly authorised officer/official of issuer responsible for making notification

Nicola Black, Assistant Group Company Secretary, 020 7991 2652

(7) Date of notification

21 May 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 21 May 2009